Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated May 6, 2021, relating to the combined carve out financial statements of US Electric Vehicle Assembly Plant Operations, which are contained in that Prospectus. Our report contains an explanatory paragraph regarding the US Electric Vehicle Assembly Plant Operations’ ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP
Troy Michigan

July 29, 2021

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.